

OFFERING MEMORANDUM

facilitated by



Black Turtle Coffee

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Black Turtle Coffee
State of Organization	NJ
Date of Formation	07/20/2021
Entity Type	Limited Liability Company
Street Address	506 Lazy Ln, Absecon NJ, 08201
Website Address	https://www.blackturtlecoffee.com/

(B) Directors and Officers of the Company

Key Person	Selena Gabrielle
Position with the Company Title First Year	Co-Founder 2021
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* • **Summer Financial Analyst** (Goldman Sachs, June 2021 - August 2021) - Goldman Sachs' provides businesses and individual people with financial expertise and services. I cleaned and analyzed investment data to provide savings for the firm and our clients. • **Summer Data Science Intern** (SAP Concur, June 2020 - August 2020) - SAP Concur provides travel and expense management services to businesses. I developed algorithms and provided efficiency and accuracy ratings to clean up our databases. • **Summer Data Analysis Intern** (Amazon, June 2020 - August 2020) - Amazon is a multinational technology company that provides e-commerce services, cloud computing, and AI services. I developed and analyzed business expansion opportunities for Amazon during COVID-19.

Key Person	Kinglsey Anderson
Position with the Company Title First Year	 Co-Founder 2021
Other business experience (last three years)	• **Associate** (*Sidley Austin, September 2018 - Present*) — Sidley Austin provides high quality services to their clients when dealing with government investigations. Anderson investigates potential legal breaches and protects bank entities.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Selena Gabrielle	50%
Kinglsey Anderson	50%

(D) The Company's Business and Business Plan

our mission

Black Turtle Coffee Company (BTC) is disrupting and demystifying the premium coffee industry by making first-class, luxurious coffee products and drinking experiences accessible and affordable. Our superior coffee selection process and small-batch roasting techniques create roast profiles that bring the very best out of every single bean we grind, brew, pour, and serve to our customers.

- BTC's single-origin beans are carefully selected and responsibly sourced from trusted partners in the world's most desirable coffee farming regions and then roasted to precision through our unique and meticulous small-batch roasting technique. Whether visiting our storefront in person or online, we provide customers with premier products and beverages.
- We believe every customer deserves to drink coffee of the highest quality. The ability to access and appreciate premium coffee should be enjoyed by everyone regardless of their prior coffee related experience or sophistication. Premium, single-origin coffee should be enjoyed by all. Not just coffee experts and connoisseurs.
- We will roast every week at our on-site roasting facility in Brigantine, New Jersey, ensuring relentless freshness and quality of every brew we pour, and every bag of beans we package.

Online experience

It's a digital world, and BTC is ready to rule it. Through BTC's online sales platform and aggressive social media marketing strategy, our business will extend far beyond our physical retail location. We will develop an effective marketing program similar to that utilized by market leaders like Gregorys, Blue Bottle Coffee and Starbucks.

- By administering fast and easy coffee preference questionnaires, we will invest in learning more about our customer's unique palates, tastes, and desires. This will allow us to then offer tailored insights to both retain existing customers and to nurture prospective ones. The BTC brand will be forever adapting and adjusting to modern trends, and tracking our customer's wants and needs.
- Through curating meaningful content, user-friendly home brewing guides, and tasting tutorials, we will help all customers recognize and love all of the subtle flavors our coffees provide.
- Our customer newsletter will provide educational content to our customer base—and showcase our products through a tasteful, subtle approach deeply rooted in providing value rather than the abrupt hard-selling approach. These efforts will drive massive organic traffic to our website and online platforms—thus, reducing our average monthly advertising spend.
- BTC will launch a variety of monthly coffee subscriptions. For coffee connoisseurs, the subscription product provides the convenience of homebrewing with the quality of premium coffee products. We envision using the subscription product to educate customers on the history and origins of the particular coffee they purchased and the farm it came from. Customers will be able to unlock discounts by earning "BTC points" for sustained customer loyalty. BTC will join the leaders of the coffee industry within the fast-growing coffee subscription section.
- Our distinguished design and exclusive aesthetic makes BTC stand out above the rest of the competition. We plan to sell branded merchandise online and in-store. These items will include BTC t-shirts, hoodies, shorts, hats, socks, travel mugs, cups, canvas bags, artwork, and other branded paraphernalia.

The Team

K. Braeden Anderson, Esq. , Co-Founder

K. Braeden Anderson is a coffee connoisseur, lawyer, entrepreneur, author, professor, and former college basketball player. Braeden is an associate attorney practicing financial regulatory law for one of the largest law firms in the world. He is also the founder of Arden Grace 17 LLC, a real estate investment company based in Manhattan that owns and manages several rental properties and other real estate assets. Prior to entering law practice, Braeden played basketball for the Fresno State Bulldogs; and then the Seton Hall Pirates where he won the Big East Conference Championship while attending law school. In addition to his legal and entrepreneurial efforts, Braeden also serves as an adjunct professor of business law at Monroe College in the Bronx, New York, and is the Chairman of the Corporate Law Section of the Metropolitan Black Bar Association (MBBA).

Selena Gabrielle, Co-Founder

Selena Gabrielle is a coffee enthusiast and financial analyst at Goldman Sachs in the Business Intelligence department. Prior to her work at Goldman Sachs, Selena competed and won first prize in the Zahn Innovation Startup Competition in consecutive years for two companies: ParkBreezy and GoodMD. Other relevant and valuable experience includes positions held at Amazon Web Services and SAP Concur. Selena is proficient in data analytics, financial modeling, computer engineering, and has demonstrated mastery in the following coding languages and programs: C/C++, Python, SQL, Tableau, Alteryx, MATLAB, GraphPad Prism using ANOVAS &

SEM.

Target Market

The coffee market in the United States is nothing short of astonishing. When picking a drink to quench their thirst and satisfy their pallet, Americans are more likely to choose a cup of coffee over any other beverage. That morning cup of coffee is an integral part of most Americans' day, amounting to 646 million cups per day. Yet there is an amazing opportunity to bring more premium coffee experiences to coffee consumers; whether poured into their cup in-store, or packaged and shipped to their doorstep. BTC is poised to seize this opportunity and deliver.

- With a focus on specialty coffee and this premium coffee drinking experience, we are committed to bringing our customers an enriched coffee lifestyle. We see the importance of purchasing from a company who focuses on sustainability, compostable packaging, and fairtrade sourcing. Our dedication to ethically sourced and sustained products will have customers favor our brand and increase customer loyalty.
- A premium cup of coffee should be enjoyed not just in store, but also in your very own kitchen. 58%, or a majority of coffee drinkers enjoy the creativity, freedom, and passion which comes from home brewing. BTC not only provides its customers with coffee beans but a coffee brewing experience. We will give you the hidden secrets of specialty roasting, brewing, and tasting so that you can sip on an elite cup of coffee.
- Safety and comfort is our number one priority. We understand that although some coffee lovers are not yet ready to join us in person (in light of the COVID-19 pandemic), providing outdoor seating, following cleaning protocols, enforcing vaccination mandates, and enacting social distancing rules will help encourage many to return to in person store visits in the near future.

In-store experience

We will offer a wide variety of hot and cold coffee beverages—from espressos and lattes, to cold brew floats and frozen macchiatos—as well as an assortment of single origin coffees with exceptional and delicious flavor profiles.

- Our first physical retail location in Brigantine, New Jersey, is sure to stand out immediately as the supreme coffee brand in the local area. We plan on capturing the upper end of the local coffee market by serving gourmet, specially made, self-roasted coffee products at reasonable prices. Strategically located within easy walking distance from the beach, a wide variety of bars, restaurants, and shopping centers, and a sprawling residential area, we intend to cater to tourists and affluent residents by providing superior coffee products, excellent customer service, and a trendy environment with modern ambience.
- With a superior atmosphere and great customer service, we aim to target, attract, and satisfy hundreds of thousands of consumers across New Jersey and far beyond. But our in-store experience is about more than just coffee.
- Pastries and baked goods will be made fresh daily by our remarkable team. While we plan to have a number of primary items on our menu, we will always update our offerings to continuously provide new and interesting health conscious items. As proud as we are of our premium coffee, our capability to offer delicious baked goods, light snacks and gluten-free and organic options will truly set BTC apart.
- We will cater to all coffee lovers with top quality products, great service, and plenty of seating indoors and out. We aim to be the place to meet with friends, work, study, or relax— all while enjoying a topflight cup of coffee.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$25,000
Offering Deadline	December 1, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$75,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Equipment	$10,000	$20,000
Supplies	$7,500	$20,000
Rent	$6,000	$16,360
Advertising	$0	$14,140
Mainvest Compensation	$1,500	$4,500
TOTAL	$25,000	$75,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change.

The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 3.0%[2]
Payment Deadline	2028-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 3.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$25,000	1.0%
$37,500	1.5%
$50,000	2.0%
$62,500	2.5%
$75,000	3.0%

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Selena Gabrielle	50%
Kinglsey Anderson	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Black Turtle Coffee was established in July, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$685,748	$768,038	$844,842	$903,981	$949,180
Cost of Goods Sold	$86,066	$96,393	$106,032	$113,454	$119,126
Gross Profit	$599,682	$671,645	$738,810	$790,527	$830,054
EXPENSES					
Rent	$23,400	$23,985	$24,584	$25,198	$25,827
Utilities	$4,800	$4,920	$5,043	$5,169	$5,298
Sales Tax	$45,431	$46,566	$47,730	$48,923	$50,146
Insurance	$4,629	$4,744	$4,862	$4,983	$5,107
Equipment	$23,177	$23,756	$24,349	$24,957	$25,580
Cost of Labor	$35,000	$35,875	$36,771	$37,690	$38,632
Loan Payments	$8,833	$9,053	$9,279	$9,510	$9,747
Supplies	$78,419	$80,379	$82,388	$84,447	$86,558
Cost of User Acquisition	$26,624	$27,289	$27,971	$28,670	$29,386
Operating Profit	$349,369	$415,078	$475,833	$520,980	$553,773

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V